Crowdmed

PROFIT AND LOSS

July - September, 2019

	TOTAL
Income	
Sales Income	37,690.00
Total Income	**$37,690.00**
Cost of Goods Sold	
Panel Expense	3,534.36
Patient Refund	4,040.00
Total Cost of Goods Sold	**$7,574.36**
GROSS PROFIT	**$30,115.64**
Expenses	
Advertising	
Facebook	258.42
Google	7,581.48
Total Advertising	**7,839.90**
Bank Charges	561.21
Contractor	735.00
Austen Legler	2,550.00
Lead Genius/Mobileworks	3,000.00
Mandy Musselwhite	4,562.50
Marketmeguru	22,500.00
MSB Endeavors	2,250.00
Total Contractor	**35,597.50**
Dues & Subscriptions	1,000.00
Employee	
Health Insurance	1,324.65
Payroll Fee	162.00
Payroll Tax Expenses	2,291.94
Thorne	30,000.00
Total Employee	**33,778.59**
Entertainment	0.00
Marketing	-900.00
PayPal Fee	1.19
Professional Fees	335.04
Bookkeeping	1,007.50
Legal	144.00
Total Professional Fees	**1,486.54**
Rent or Lease	49.00
Shipping/Transport	216.90
Software	3,830.86
Stripe Fees	1,028.50
Supplies	221.97
Telephone Services	105.00

Crowdmed

PROFIT AND LOSS

July - September, 2019

	TOTAL
Transportation	85.72
Travel	507.48
Video Conferencing	44.97
Web Hosting	3,399.64
Web Services	1,192.78
Amazon	657.30
DNSimple	9.00
General	409.12
Github	170.00
Sendgrid	89.85
Total Web Services	**2,528.05**
Total Expenses	**$91,383.02**
NET OPERATING INCOME	**$ -61,267.38**
NET INCOME	**$ -61,267.38**